06006470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spring Street Partners, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary R. Purwin (212) 832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William H. Ahrens
(Name – *if individual, state last, first, middle name*)

200 E 66th Street	New York	NY	10021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 18 2006 WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David J. Liptak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spring Street Partners, LP, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

Signature

General Securities Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING STREET PARTNERS, L.P.

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2005

SPRING STREET PARTNERS, L.P.
Index
December 31, 2005

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

I have audited the accompanying statement of financial condition of SPRING STREET PARTNERS, L.P. (the "Partnership") as of December 31, 2005, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPRING STREET PARTNERS, L.P. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented by the Partnership for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Ahrens

William H. Ahrens, CPA
New York, NY
February 27, 2006

SPRING STREET PARTNERS, L.P.

Statement of Financial Condition
December 31, 2005

ASSETS

Receivable from clearing broker	$ 127,012,278
Securities owned, at market value	11,484,282
Investments in affiliated funds	2,424,831
Interest and dividends receivable	97,641
Total assets	$ 141,019,032

LIABILITIES and PARTNERS' CAPITAL

Liabilities	
Accounts payable, related party	$ 48,221
Reverse conversion securities, at market value	124,632,051
Due to partner	2,226,308
Dividends payable	322,579
Total liabilities	127,229,159
Partners' capital	13,789,873
Total liabilities and partners' capital	$ 141,019,032

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Operations

For the year ended December 31, 2005

Revenues	
Net realized and unrealized gain (loss) on:	
Securities transactions	$ 106,978
Foreign currencies	(183,549)
Conversion gains	556,449
Interest	455,575
Dividends	89,415
Investments in affiliated funds	297,955
Total revenues	1,322,823
Expenses	
Interest expense	1,787
Professional fees and other	63,642
Total expenses	65,429
Net income	$ 1,257,394

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Changes in Partners' Capital
For the year ended December 31, 2005

	General Partner	Limited Partners	Total
Partners' capital, January 1, 2005	$ –	$ 11,192,783	$ 11,192,783
Contributions	–	1,742,834	1,742,834
Withdrawals	–	(403,138)	(403,138)
Net income	–	1,257,394	1,257,394
Partners' capital, December 31, 2005	$ –	$ 13,789,873	$ 13,789,873

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Cash Flows

For the year ended December 31, 2005

Cash flows from operating activities:		
Net income		$ 1,257,394
(Increase) decrease in operating assets:		
Receivable from clearing broker	$ 233,521,914	
Securities owned	(4,604,261)	
Receivable from an affiliated entity	(2,154,703)	
Interest and dividends receivable	(22,530)	226,740,420
(Decrease) increase in operating liabilities:		
Accounts payable, related party	(1,779)	
Reverse conversion securities	(229,958,690)	
Due to partner	2,226,308	
Dividends payable	(1,603,349)	(229,337,510)
Net cash used in operating activities		(2,597,090)
Cash flows from financing activities:		
Capital contributions	1,742,834	
Capital withdrawals	(403,138)	
Net cash provided by financing activities		1,339,696
Net change in cash		-0-
Cash, beginning of year		-0-
Cash, end of year		$ -0-
Supplemental disclosure of cash flow information		
Cash paid during the year for interest		$ 1,787

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION

Spring Street Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies, such as reverse conversion transactions, merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage, and stock index arbitrage, although the Partnership will also participate in other investment strategies. Spring Street Partners, Inc. (the "General Partner"), an Illinois corporation, serves as the General Partner of the Partnership. The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a. **Basis of Presentation**
The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

b. **Securities Transactions**
Purchases and sales of securities owned, pledged to clearing broker and securities sold, not yet purchased and the related revenues and expenses are recorded on a trade-date basis. Substantially, all securities transactions are executed, cleared through, and held in custody by one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed to the Partnership for unsettled securities transactions or amounts maintained on deposit.

Net gain (loss) on reverse conversion transactions, which includes realized and unrealized gains and losses on the underlying securities and option components of such transactions, are determined on a trade date basis with the counterparty and recognized over the term of the transaction.

c. **Valuation**

Securities listed on a national securities exchange are valued at their last sales price. Securities that are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

Amounts held in foreign denominations are converted into US dollars based on current exchange rates.

Reverse conversion securities transactions are carried at fair value, which is estimated using market quotations for securities sold, but not yet purchased, intrinsic value, which approximates fair market value for the embedded unlisted options and fair market value for swaps.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

d. **Interest and Dividends**

Interest income is recognized on the accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

e. **Taxes**

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of taxable income.

f. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: FINANCIAL INSTRUMENTS

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments include securities sold, but not yet purchased, and written option contracts.

The Partnership currently invests in a mid-term bond issued by the Commonwealth of Australia as well as several foreign currencies. The Partnership is subject to foreign currency fluctuation risk for the net foreign currency investment at any time. Its net investment in foreign currencies as of December 31, 2005, and related gains is as follows:

	Fair Value	Exchange Rate Losses
Australian Dollar	1,517,875	(75,399)
New Zealand Dollars	314,789	(8,799)
Euro Dollars	615	-
	1,833,279	(84,198)

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Financial futures contracts are traded on national exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments. Their fair value of futures contracts open at December 31, 2005 was an asset of $65,450.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices. There were no options open at December 31, 2005.

The Partnership engages in reverse conversion transactions, which is a form of arbitrage in which the sale of stock is hedged with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership is subject to market risk to the extent of unfavorable changes in the dividends on the underlying securities sold, but not yet purchased. Additionally, certain cash flows related to these transactions are subject to a swap agreement versus certain fixed payments.

The Partnership attempts to minimize its exposure to market and credit risk through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risk is minimized by entering into such transactions only with securities with a history of consistent dividends and with the clearing broker as the sole counterparty.

NOTE 4: PARTNERSHIP TERMS

Under the terms of the limited partnership agreement, net profits and losses are allocated among the partners in accordance with the partnership agreement.

NOTE 5: NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2005, the Partnership had net capital of $9,090,645 which exceeded its minimum net capital requirement of $173,140 by $8,917,505 and its ratio of aggregate indebtedness to net capital was .29 to 1.

NOTE 6: RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 7: INVESTMENTS IN AFFILIATED FUNDS

Investments in affiliated funds at December 31, 2005 represents 99.73% and 25.00% interest in West Broadway Global Arbitrage LLC and West Broadway Interactive Capital, LLC, respectively. Both funds are also managed by the Partnership's General Partner.

West Broadway Global Arbitrage LLC is a feeder fund in a master-feeder fund structure. The master fund is the West Broadway Global Arbitrage Fund, Ltd. As of December 31, 2005, net assets of the feeder fund (including its share of the master fund) consists of the following:

As of December 31, 2005, West Broadway Global Arbitrage, LLC consisted of the following:

Due from broker	$ 2,339,582
Other liabilities	(195,579)
Net Assets	$ 2,144,003
Partnership's interest in affiliated fund Percent held	99.73%
Net Investment	$ 2,138,169

As of December 31, 2005, West Broadway Interactive, LLC consisted of the following:

Investments	$ 1,140,000
Other Assets	6,650
Net Assets	$ 1,146,650
Partnership's interest in affiliated fund Percent help	25%
Net Investment	$ 286,662

NOTE 8: SUBSEQUENT EVENT

For the month ending January 31, 2006, withdrawals made were $3,515.

SPRING STREET PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net capital	
Total partners' capital	$ 13,789,873
Less: Commodities charges	(141,750)
Other deductions	(15,000)
Non allowable assets	(2,424,831)
Net capital before haircuts on securities positions	11,208,292
Less: Haircuts on securities positions	
Debt securities	(167,775)
Undue concentrations	(4,938)
Reverse conversion securities	(1,227,798)
Equity securities	(350,579)
Foreign denominations	(366,557)
Net capital	9,090,645
Less, Minimum net capital requirement	(173,140)
Excess net capital	$ 8,917,505
Aggregate indebtedness	
Accounts payable, related party	48,221
Due to partner	2,226,308
Dividends payable	322,579
	$2,597,108
Ratio of aggregate indebtedness to net capital	.29:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Partnership for inclusion in its unaudited Part IIA FOCUS Report as of December 31, 2005.

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

In planning and performing my audit of the financial statements of SPRING STREET PARTNERS, L.P. (the "Partnership") for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William H. Ahrens

William H. Ahrens, CPA
New York, NY
February 27, 2006

Certified Mail

NASD

April 3, 2006

Mr. Gary Purwin, FINOP
Spring Street Partners, L.P.
515 Madison Avenue
22nd Floor
New York, NY 10022

Dear Mr. Purwin:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An Oath of Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized)

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of each item listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 18, 2006. If you have any questions, please contact Barry Reinkraut at (212) 858-4073.

Sincerely,

Francis Martorana

Francis Martorana
Staff Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ramona Lopez, Securities and Exchange Commission,
NY Regional Office

William H. Ahrens